Rubico Inc.

20 Iouliou Kaisara Str

19002 Paiania

Athens, Greece

January 7, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	RUBICO Inc.
Registration Statement on Form F-1, as amended
Originally filed on December 11, 2025
File No. 333-292077

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement on Form F-1, as amended, that was originally filed with the U.S. Securities and Exchange Commission on December 11, 2025, be accelerated so that it will be made effective at 9:00 a.m. Eastern time on January 9, 2026, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the “Act”).

The undersigned registrant is aware of its obligations under the Act.

Should you have any questions regarding this request, please do not hesitate to contact Will Vogel at (212) 922-2280 of Watson Farley & Williams LLP, counsel to the undersigned registrant.

Yours truly,

RUBICO INC.

By:	/s/ Nikolaos Papastratis
Name: Nikolaos Papastratis
Title: Chief Financial Officer

January 7, 2026

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rubico Inc.

Registration Statement on Form F-1, as amended

File No. 333-292077

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Maxim Group LLC (“Maxim”), as representative of the underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 9:00 AM, Washington D.C. time, on Friday, January 9, 2026, or as soon thereafter as may be practicable.

The undersigned advises that it has complied and will continue to comply, and that it has been informed by the participating underwriters that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Maxim Group LLC

By:	/s/ Larry Glassberg
Name: Larry Glassberg Title: Co-Head of Investment Banking